K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

October 24, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on March 25, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 122 under the Securities Act of 1933, as amended, and Amendment No. 124 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 7, 2014, accession no. 0001133228-14-000648 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, and Class R6 shares of Income Allocation Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to class of shares of the Fund.

I.	Comments on All Prospectuses

Comment 1 — In “Fund summary — Fees and expenses,” please revise the “Annual fund operating expenses” portion of the fee table to state that only “Other expenses” are based on estimates for the Fund’s first year of operations.

Response to Comment 1 — The Trust has made the requested change.

Comment 2 — Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee tables.

Response to Comment 2 — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

Comment 3 — In “Fund summary — Fees and expenses,” footnote 3 to the fee table lists a number of costs that are excluded from the definition of the term “Other expenses” for purposes of the expense limitation described in the footnote. Given the comprehensive nature of the exclusions, please confirm that the list of exclusions is correct.

Response to Comment 3 — The Trust confirms that the list of exclusions in footnote 3 is correct.

Comment 4 — In “Fund summary — Fees and expenses,” footnote 3 to the fee table states that the expense limitation agreement expires on December 31, 2014. In accordance with Instruction 3(e) to Item 3

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of Form N-1A, please either revise this date to a date that is at least one year from the effective date of the prospectus, or delete the footnote and the corresponding lines in the fee table.

Response to Comment 4 — The Trust has revised the expiration date of the expense limitation agreement described in footnote 3 to a date that is at least one year from the effective date of the prospectus.

Comment 5 — In “Fund summary — Expense example,” please add a column showing the expense examples for Class C shares that are not redeemed at the end of the applicable periods.

Response to Comment 5 — The Trust has made the requested change.

Comment 6 — In “Fund summary — Principal investment strategies,” it is stated that “The fund may invest up to 100% of its assets in fixed-income securities and may invest up to 70% of its assets in equity securities.” Please disclose the expected allocation of assets between fixed-income and equity securities under normal market conditions.

Response to Comment 6 — Because the Fund’s investment approach is to maintain maximum flexibility regarding allocation to fixed-income and equity securities, the Trust respectfully declines to make the requested change.

Comment 7 — In “Fund summary — Principal investment strategies,” in the fourth paragraph, it is stated that the Fund may invest in below investment grade bonds. Please disclose that such securities are also called junk bonds.

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — In “Fund summary — Principal risks,” “Arbitrage securities and distressed companies risk” is listed as a principal risk of the Fund. Please disclose in “Fund summary — Principal investment strategies” that the Fund may invest in arbitrage securities

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — In “Fund summary — Principal risks,” please add a separate interest rate risk factor.

Response to Comment 9 — The Trust respectfully declines to make the requested change. Supplementally, the Trust notes that interest rate risk is sufficiently described under the heading “Fixed-income securities risk.”

Comment 10 — In “Fund summary — Principal risks,” the staff notes that “High portfolio turnover” risk is included as a principal risk of the Fund. Accordingly, please disclose in “Fund summary — Principal investment strategies” that the Fund may engage in active and frequent trading of portfolio securities.

Response to Comment 10 — The Trust respectfully notes the last sentence of “Fund summary — Principal investment strategies” states that “The fund and/or the underlying funds may trade securities actively, which could result in a higher-than-average portfolio turnover rate and increase their transaction costs (thus lowering performance).” Accordingly, no change is required to this section of the prospectus.

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Comment 11 — In “Fund summary — Portfolio management,” the Fund states that the portfolio managers have managed the Fund “since inception.” Please revise this disclosure to indicate the year in which each portfolio manager has commenced management of the Fund.

Response to Comment 11 — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 12 — In “Other permitted investments,” it is stated that the Fund may engage in short selling. Please confirm that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Response to Comment 12 — The Fund confirms that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Comment 13 — In “Fund detail — Principal risks of investing,” the Fund includes disclosure regarding “Non-diversified risk.” Since it is disclosed on page 3 of the Statement of Additional Information (the “SAI”) that the Fund is diversified, please revise this risk factor in the prospectus to state that the risk factor applies only to certain underlying funds in which the Fund invests.

Response to Comment 13 — The Trust has made the requested change.

Comment 14 — In “Fund details — Who’s who — Subadvisors,” please disclose that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 10(a)(2) of Form N-1A.

Response to Comment 14 — The Trust has made the requested change.

II.	Comments on the SAI

Comment 15 — On the front cover of the SAI, please add Class C as one of the share classes of the Fund described in the SAI. In addition, please explain why the ticker symbols are shown as “N/A,” i.e., “not applicable.”

Response to Comment 15 — The Trust has made the requested change. Regarding the ticker symbols, the abbreviation “N/A” stands for “not available.” The ticker symbol of a class of shares of the Fund will be included on the cover of the SAI when such share class begins operations.

Comment 16 — In “Investment Restrictions,” in the first full paragraph on p. 53, please disclose that the statement that changes in asset values subsequent to investment will not cause the Fund to violate a percentage restriction does not apply to Fundamental Restriction No. 2 regarding borrowing. Section 18(f)(1) of the 1940 Act requires the Fund to maintain a specified level of asset coverage to cover borrowings at all times, other than the three-day period set forth in that provision.

Response to Comment 16 — The Trust has made the requested change.

_____________________________________________________

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/George P. Attisano
George P. Attisano

Cc: Christopher Sechler

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Appendix A – Fee Tables

John Hancock Income Allocation Fund
Class A and Class C

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C
Management fee	0.45	0.45
Distribution and service (Rule 12b-1) fees	0.30	1.00
Other expenses [1]	0.31	0.31
Acquired fund fees and expenses [2]	0.38	0.38
Total annual fund operating expenses	1.44	2.14
Contractual expense reimbursement [3] ,4	–0.21	–0.21
Total annual fund operating expenses after expense reimbursements	1.23	1.93

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the averaged annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

[4]	The advisor has contractually agreed to waive its advisory fees so that the amount retained by the advisor after payment of the subadvisory fees for the fund does not exceed 0.45% of the fund's average net assets. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming a redemption of all of your shares at the end of those periods. For Class C shares, the expense examples may differ if shares are sold or kept at the end of the period.The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class A	Class C
	Kept	Sold	Kept
1 year	520	296	196
3 years	818	650	650

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John Hancock Income Allocation Fund
Class I

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management fee	0.45
Other expenses [1]	0.30
Acquired fund fees and expenses [2]	0.38
Total annual fund operating expenses	1.13
Contractual expense reimbursement [3] ,4	–0.21
Total annual fund operating expenses after expense reimbursements	0.92

[1]	"Other expenses" have been estimated for the fund's first year of Operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the averaged annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

[4]	The advisor has contractually agreed to waive its advisory fees so that the amount retained by the advisor after payment of the subadvisory fees for the fund does not exceed 0.45% of the fund's average net assets. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming a redemption of all of your shares at the end of those periods. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class I
1 year	94
3 years	338

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John Hancock Income Allocation Fund
Class R6

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R6
Management fee	0.45
Other expenses [1]	0.20
Acquired fund fees and expenses [2]	0.38
Total annual fund operating expenses	1.03
Contractual expense reimbursement [3] ,4 ,5	–0.23
Total annual fund operating expenses after expense reimbursements	0.80

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee or, if necessary, make payment to Class R6 shares in an amount equal to the amount by which the "Expenses" of the share class exceed 0.00% of the average annual net assets (on an annualized basis) attributable to Class R6 shares. "Expenses" means all expenses attributable to a class of shares, excluding fund level expenses such as: (a) advisory fees, (b) underlying fund expenses ("acquired fund fees"), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

[4]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the averaged annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

[5]	The advisor has contractually agreed to waive its advisory fees so that the amount retained by the advisor after payment of the subadvisory fees for the fund does not exceed 0.45% of the fund's average net assets. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming a redemption of all of your shares at the end of those periods. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class R6
1 year	82
3 years	305